Contact

www.linkedin.com/in/lafetaylor
(LinkedIn)
frameme.io (Company)

Top Skills

Networking
Pitch Development
Strategic Planning

Lafe Taylor

Helping Founders Validate Products Before They Spend a Dollar
| AI-Powered Testing, Content Automation, and Go-to-Market
Systems

Lexington, Kentucky, United States

Summary

As an executive leader and creative professional, I bring a
diverse skill set in storytelling, character design, technology, and
entrepreneurship. With a proven track record in managing high-
impact projects and leading innovative teams, I am passionate about
creating meaningful and impactful content and products. I have
expertise in developing compelling narratives, driving technological
advancements, and fostering entrepreneurial growth. I am dedicated
to creating purposeful joy and delivering exceptional value to
audiences and stakeholders alike.

Experience

Lexore Spark
Co-Founder | CTO
January 2024 - Present (2 years 4 months)

LafeSpace
Business Owner
May 2018 - Present (8 years)
United States

Lead client relationships and oversee global visual development projects.

Code Command
Co-Founder
June 2018 - 2024 (6 years)
Lexington, Kentucky, United States

Implement coding programs in schools and secure funding for expansion.

Dirt HOB
Pitch Coordinator
August 2022 - July 2023 (1 year)

I coordinated pitch opportunities with studios and networks for Dirt Hob's animated TV programming.

Netflix
Apprentice
October 2022 - February 2023 (5 months)

Netflix Animation Foundations Program

Love Will Inc.
7 years 5 months

Co-founder | CDO
January 2014 - February 2018 (4 years 2 months)
Lexington, Kentucky

Assisted in raising $2.5 million in seed money and managed branding and product design.

Member
October 2010 - December 2013 (3 years 3 months)

212ths LLC
Co-Founder
February 2010 - February 2015 (5 years 1 month)

Designed and developed websites and applications, and handled customer acquisition and sales.

COG Cooperative
President
February 2014 - January 2015 (1 year)
498 Georgetown St., Lexington KY 40508

The Ignite Project
Co-founder | Member
July 2011 - May 2014 (2 years 11 months)
498 Georgetown St, Lexington, KY 40508

WGO Magazine
Founder
August 2007 - 2012 (5 years)

Art Programs - Mayor's Office - LFUCG
Board member

2010 - 2010 (less than a year)
Lexington, Kentucky, United States

University of Kentucky
Instructor
August 2009 - December 2009 (5 months)

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Education

Morehead State University
BA, Exercise Science

Sullivan University
AA, Graphic Design

University of Kentucky